

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Kelly Jameson
Crestwood Midstream Partners LP
717 Texas Avenue, Suite 3150
Houston, Texas 77002

> **Re:** **Crestwood Midstream Partners LP**
> **Registration Statement on Form S-3**
> **Filed January 14, 2011**
> **File No. 333-171735**

Dear Mr. Jameson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed on January 14, 2011

Description of Debt Securities, page 31

1. Please revise your disclosure to include descriptions of the senior and the subordinated debt securities.

2. Please revise your disclosure to clarify whether Crestwood Midstream Partners is the successor in interest to Quicksilver under the August 28, 2009 indenture or whether execution of a supplemental indenture will be required. Refer to Compliance and Disclosure Interpretation 101.03, Trust Indenture Act, available on our website at http://www.sec.gov/divisions/corpfin/ guidance/tiainterp.htm.

Where You Can Find More Information, page 61

3. Please revise this section to include a statement to the effect that all filings filed after the date of the initial registration statement and prior to effectiveness of the

registration statement shall be deemed to be incorporated by reference into your prospectus. Refer to Compliance and Disclosure Interpretation 123.05, Securities Act Forms, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Exhibit 5.1

4. In opinion one of the exhibit, please delete the language "except as such non-assessability may be affected by the matters below," and delete all of opinions 1(a) and 1(b).

5. In the first sentence of opinion two of the exhibit, please delete the assumption that the Indenture has been duly authorized, executed and delivered by the Partnership since the Indenture has already been executed.

6. Please revise the final paragraph of the exhibit to clarify that the limitations to the Delaware Acts you reference include applicable Delaware statutory provisions and reported judicial decisions interpreting those laws.

7. In the last sentence of the last paragraph of the exhibit, please delete the language "or the rules and regulations of the Commission thereunder."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director